

+By Electronic Mail

January 10, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Fidelity Wise Origin Bitcoin Fund
        Form Type: 8-A12B
        Filing Date: January 10, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Common Shares of Beneficial Interest of Fidelity Wise Origin Bitcoin Fund (FBTC), under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications